

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 07004609

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46838

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BNY ConvergEx Execution Solutions LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1633 Broadway, 48th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTOPHER M. SPRINGER **(212) 468-7560**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Carey Pack and Christopher Springer, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BNY ConvergEx Execution Solutions LLC, as of December 31st, 2006, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer.

The financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange.

Carey Pack, President

Christopher Springer, Chief Financial Officer

Notary Public

LOUIS DAMIANO
Notary Public, State Of New York
No. 41-5006423
Qualified In Queens County
Certificate Filed In New York County
Commission Expires December 28, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

BNY ConvergEx Execution Solutions LLC
(Formerly BNY Brokerage LLC and BNY Brokerage, Inc.)

December 31, 2006
with Report of Independent Registered Public Accounting Firm

BNY ConvergEx Execution Solutions LLC
(Formerly BNY Brokerage LLC and BNY Brokerage, Inc.)

Statement of Financial Condition

December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

Member
BNY ConvergEx Execution Solutions LLC
(Formerly BNY Brokerage LLC and BNY Brokerage, Inc.)

We have audited the accompanying statement of financial condition of BNY ConvergEx Execution Solutions LLC (the "Company") (formerly BNY Brokerage LLC and BNY Brokerage, Inc.) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 27, 2007

BNY ConvergEx Execution Solutions LLC
(Formerly BNY Brokerage LLC and BNY Brokerage, Inc.)

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 70,210,086
Cash segregated in compliance with federal regulations	108,007,461
Deposits with clearing organizations	17,614,393
Receivable from brokers, dealers and clearing organizations	62,366,026
Receivable from customers	51,404,191
Fixed assets, at cost, net of accumulated depreciation and amortization of $15,056,173	22,967,561
Goodwill	191,377,842
Intangible assets, net of accumulated amortization of $18,254,330	44,744,386
Other assets	19,497,402
Total assets	$588,189,348
Liabilities and members' equity	
Liabilities:	
Due to banks	$ 5,373,720
Payable to brokers, dealers and clearing organizations	80,361,247
Payable to customers	42,802,178
Deferred soft dollar and commission recapture payable	43,250,897
Loan payable to Eze LLC *(Note 8)*	10,000,000
Taxes payable to BNY	6,918,057
Accrued compensation and other liabilities	51,952,501
	240,658,600
Commitments and contingencies *(Note 11)*	–
Members' equity	347,530,748
Total liabilities and members' equity	$ 588,189,348

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of Business

BNY ConvergEx Execution Solutions LLC (the "Company") is a wholly-owned subsidiary of BNY ConvergEx Group LLC ("ConvergEx"). The Company is an institutional agency brokerage firm that specializes in execution and clearance of transactions in listed equities, over-the-counter securities, and bonds for institutional clients, including banks, investment managers, hedge funds, plan sponsors and broker-dealers. The Company also provides commission management and transition management services for its clients. The Company is a member of the New York Stock Exchange ("NYSE"), American Stock Exchange, LLC, National Association of Securities Dealers, Inc. and other regional exchanges.

On June 30, 2006, the Bank of New York Company, Inc. ("BNY Co."), the parent company of the Bank of New York, ("BNY"), which was the former parent of the Company, entered into a transaction with Eze Castle Software, Inc. ("Eze Castle"), a leading provider of trade order management and related investment technologies, and GTCR Golder Rauner, LLC ("GTCR"), a private equity firm, to form a new company, ConvergEx Holdings LLC ("Holdings"), that combined Eze Castle with the Company and other BNY Securities Group businesses (the "Merger"). The transaction closed October 2, 2006. BNY Co. and GTCR each hold a 35.4 percent ownership stake in Holdings, with the remaining ownership stake held by Eze Castle's investors and ConvergEx's management team. Holdings and Eze Castle own all of the membership interests in ConvergEx.

As a result of the Merger, the Company became a wholly-owned subsidiary of ConvergEx. In conjunction with the Merger, the Company converted from a corporation to a limited liability company, and changed its name from BNY Brokerage, Inc. to BNY Brokerage LLC, effective September 27, 2006.

Holdings has elected not to push down the effects of purchase price accounting to its operating subsidiaries, including the Company. Accordingly, the assets and liabilities, including goodwill and other intangibles are recorded by the Company at their historical amounts.

On September 28, 2006, the Company registered as an investment advisor with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 to enhance its transition management service offering.

1. Organization and Description of Business (continued)

On December 22, 2006, Lynch, Jones & Ryan LLC ("LJR"), a former wholly-owned subsidiary of the Company, merged into the Company. As a division of the Company, LJR will continue to provide commission recapture services to institutional clients worldwide, including annuity funds, pension plans, endowments, foundations and mutual funds. On July 1, 2006, BNY contributed $1,604,025 of net assets to the Company, as a non-cash capital contribution, related to adjustments to the LJR acquisition balance sheet.

Effective December 27, 2006, the Company changed its legal name from BNY Brokerage LLC to BNY ConvergEx Execution Solutions LLC.

The Company has a fully-disclosed clearing agreement with a broker-dealer that required the Company to enter into a Joint Back Office ("JBO") arrangement with that entity. Under the JBO arrangement the correspondent made a nominal preferred equity interest of $20,000 in the Company. The preferred interest does not have any voting rights but is senior to the common interest upon dissolution of the Company.

2. Significant Accounting Policies

Securities Transactions

Securities transactions are recorded on a trade date basis.

Collateralized Securities Transactions

Securities borrowed are recorded at the amount of cash collateral advanced in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The initial collateral advanced has a fair value equal to or greater than the fair value of the securities borrowed. The Company monitors the fair value of the securities borrowed on a regular basis and adjusts the cash collateral advanced, as appropriate (Note 3 and Note 13).

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers demand deposits and money market accounts to be cash and cash equivalents. The carrying amounts of the Company's cash and cash equivalents approximate their fair market value due to their short-term nature.

Fixed Assets

Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and ten years. Purchased software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

Internally Developed Software Costs

The Company capitalizes certain costs incurred in connection with developing or obtaining software for internal use. Qualifying internally developed software costs are capitalized in accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", and amortized over the estimated useful life of the software ranging from five to seven years.

Goodwill and Intangible Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized, but is reviewed for impairment on at least an annual basis. The Company completed its annual evaluation as of March 31, 2006 and determined no impairment charge was required. Subsequent to March 31, 2006, no events have occurred or circumstances have changed that would reduce the fair value of goodwill below its carrying value.

Goodwill increased by approximately $9.4 million due to contingency payments related to prior acquisitions that were required to be made during 2006, primarily related to achievement of revenue and client retention targets. The Company may be required to make additional contingency payments under these acquisition agreements, but these payments are not expected to be material.

2. Significant Accounting Policies (continued)

Goodwill and Intangible Assets (continued)

Identifiable intangible assets consist of customer lists and non-compete agreements and are being amortized on a straight-line basis over their estimated useful lives, which are five to eight years from the date of the original acquisition. Intangible assets increased by $1 million as a result of a contingent payment due, but not paid at December 31, 2006, for the prior purchase of a customer list.

Other Assets

Prepaid purchased research of $12,607,846 (net of allowance of $3,186,561) is included in other assets on the statement of financial condition. Prepaid purchased research represents amounts paid for the acquisition of research and research-related services from independent originators and suppliers on behalf of the customer in advance of customer commissions. Such receivables may not be evidenced by contractual obligations.

Exchange memberships of $237,750 are also included in other assets on the statement of financial condition. Exchange memberships are valued at cost or at a lesser amount if there is evidence of a permanent impairment in value. At December 31, 2006, the Company's exchange memberships had a market value of $394,000.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectibility of receivables from brokers, dealers, and clearing organizations, prepaid purchased research, and other receivables. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may effect collectibility in determining the allowance for doubtful accounts.

Deferred Soft Dollar and Commission Recapture Payable

When a customer's commission payments exceed its commitment, a soft dollar liability is established for future research and research related services owed to that customer. A commission recapture payable results when a portion of a customer's commission payments

2. Significant Accounting Policies (continued)

Deferred Soft Dollar and Commission Recapture Payable (continued)

are recorded as a liability pursuant to an agreement with that customer. These funds will be remitted back to the customer or used to pay for future research and research related services. These amounts are typically disbursed within the Company's normal operating cycle of one year.

Income Taxes

Prior to the Merger, the Company accounted for income taxes under the liability method of SFAS 109 "Accounting for Income Taxes". Deferred tax assets and liabilities were recognized for the future tax consequences attributable to the differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities were measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more likely than not that deferred tax assets will not be recognized, a valuation allowance was established to offset their benefit.

Stock Options

Prior to the Merger, the Company's employees participated in BNY Co's stock option plans. BNY Co. accounted for stock-based employee compensation using the fair value method of accounting under SFAS 123 "Accounting for Stock-Based Compensation", as amended by SFAS 148 "Accounting for Stock-Based Compensation – Transition and Disclosure". BNY Co. uses the prospective method permitted under SFAS 148, which requires that options granted after January 1, 2003 be expensed. As of January 1, 2006, BNY Co. adopted SFAS 123(R) "Share Based Payments".

The Company utilized the prospective method and expensed stock options granted after January 1, 2003. No options were granted after February 11, 2003 and SFAS 123(R) had no effect on the Company's statement of financial condition. All options were vested as of March 31, 2006. As of October 2, 2006, the Company's employees were no longer eligible for additional BNY Co. stock option grants.

2. Significant Accounting Policies (continued)

Restricted Stock

Prior to the Merger, the Company's employees participated in BNY Co's restricted stock program. The Company amortized the cost of the restricted stock granted to its employees over the vesting period beginning in the year the restricted stock was granted. On October 2, 2006, BNY cancelled the outstanding unvested grants and employee eligibility to participate in the program was terminated. Employees were given $34 for each cancelled share and were paid directly by BNY on behalf of the Company.

Use of Estimates

The preparation of the statement of financial condition, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

Financial Instruments

Financial instruments held by the Company approximate their fair value. Generally financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing generally on a daily basis.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

At December 31, 2006, amounts receivable from and payable to brokers, dealers and clearing organizations include:

Receivables:	
Securities borrowed	$ 40,798,700
Securities failed to deliver	9,787,712
Broker-dealers	8,316,851
Clearing organizations	3,462,763
Total receivables	$ 62,366,026
Payables:	
Broker-dealers	$ 62,225,662
Securities failed to receive	14,926,040
Clearing organizations	3,209,545
Total payables	$ 80,361,247

All material fail to deliver and fail to receive transactions settled subsequent to December 31, 2006 without any adverse financial effect.

4. NYSE Group Stock Exchange Transaction

As of January 1, 2006, the Company owned 5 NYSE memberships with a cost basis and carrying value of $9,925,000. On March 7, 2006, the NYSE and Archipelago Holdings, Inc. ("Archipelago") combined their businesses and became wholly-owned subsidiaries of NYSE Group, Inc. ("NYSE Group"). As part of this transaction, the Company became entitled to receive $15.60 in cash and 84,699 shares of NYSE Group common stock (the "NYX stock") in exchange for each membership. Additionally, the NYSE announced a dividend to be paid of approximately $70,570 per membership, which was the equivalent of the membership's pro-rata portion of the NYSE's "excess cash" as defined in the NYSE/Archipelago merger agreement.

On March 7, 2006, the Company received 423,495 shares of NYX stock for its 5 memberships. The Company subsequently transferred its shares of NYX stock on March 24, 2006 to BNY Capital Corporation, which was a "Permitted Transferee" as defined in the Amended and Restated Certificate of Incorporation of NYSE Group.

BNY ConvergEx Execution Solutions LLC
(Formerly BNY Brokerage LLC and BNY Brokerage, Inc.)

Notes to Statement of Financial Condition (continued)

5. Fixed Assets

At December 31, 2006, fixed assets were comprised of:

	December 31, 2006		
	Acquisition Value	Accumulated Depreciation	Net Book Value
Internally developed software	$12,122,257	$ (1,790,933)	$10,331,324
Computer hardware	16,971,651	(10,532,807)	6,438,844
Leasehold improvements	4,975,277	(1,304,629)	3,670,648
Software	3,004,803	(1,051,138)	1,953,665
Furniture and equipment	949,746	(376,666)	573,080
Total	$38,023,734	$ (15,056,173)	$22,967,561

Included in computer hardware and accumulated depreciation is $2,196,907 and $1,577,705, respectively, related to assets acquired under capital lease arrangements. Included in accrued compensation and other liabilities on the statement of financial condition is $505,451 which represents remaining principal payments due under capital lease obligations. The Company capitalized $4,139,220 of internally developed software costs in 2006.

6. Intangible Assets

The following table summarizes intangible assets as of December 31, 2006:

	December 31, 2006		
	Gross Carry Amount	Accumulated Amortization	Net Book Value
Customer lists	$61,998,716	$(17,904,323)	$44,094,393
Non-compete agreement	1,000,000	(350,007)	649,993
Total	$62,998,716	$(18,254,330)	$44,744,386

7. Income Taxes

Prior to the Merger, the Company was included in the consolidated federal and combined state and local tax returns filed by BNY Co. Income taxes were provided for pursuant to a tax sharing agreement between BNY and BNY Co. The Company was included under this tax sharing agreement. Income tax benefits were recognized to the extent such benefits could be realized by BNY Co. in its consolidated and/or combined returns.

The deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of the Merger date, the net deferred tax liability became a net current payable to BNY.

As of October 2, 2006, the Company is a disregarded entity for federal, state, and local income tax purposes. The direct owner of the Company, Convergex, is a partnership for federal, state, and local taxes.

8. Related Party Transactions

The Company maintained a $200,000,000 committed line of credit with BNY through September 30, 2006, which was utilized for overnight financing of unsettled customer delivery versus payment and riskless principal transactions, as well as for issuance of letters of credit.

The Company maintains two separate uncommitted lines of credit with BNY Co. as follows:

1) $125,000,000 secured line of credit (based on Federal Funds Rate plus 3/4%)

2) $20,000,000 unsecured line of credit (based on Federal Funds Rate plus 1/2%)

These lines are used for overnight financing of unsettled customer delivery versus payment and riskless principal transactions. There were no amounts outstanding as of December 31, 2006.

During the year, the Company entered into a $30,000,000 uncommitted line of credit agreement with Eze Castle Software LLC ("Eze LLC"), an affiliate, that bears interest of 6%. The line of credit was drawn down on October 19, 2006 to provide additional liquidity to the

8. Related Party Transactions (continued)

Company. At December 31, 2006, $10,000,000 of this line of credit was outstanding and is included in loan payable to Eze LLC on the statement of financial condition.

Eze LLC provides their clients with financial information exchange (FIX) connectivity services from their order management system to the Company. Included in accrued compensation and other liabilities on the statement of financial condition is a payable of $170,086 relating to these services.

The Company provides transaction clearing and management advisory services to B-Trade Services LLC ("B-Trade"), an affiliate. Included in accrued compensation and other liabilities on the statement of financial condition is $1,272,999 relating to commissions earned on unsettled trades.

The Company provides trade execution and clearing services for Westminster Research Associates, LLC ("WRA"), an affiliate. The Company pays a referral fee for each trade executed. Included in accrued compensation and other liabilities on the statement of financial condition is a payable of $114,970 to WRA for commissions and referral fees related to such transactions, net of receivables for expenses the Company paid on behalf of WRA.

BNY, Pershing LLC and G-Trade Services Ltd., which are affiliates, provide trade execution and clearing services for the Company. Included in other assets on the statement of financial condition are commissions receivable, net of associated clearing fees, of $268,284 related to such transactions. The Company also provides trade execution services to Pershing LLC.

Included in receivable from brokers, dealers and clearing organizations on the statement of financial condition is $6,172,900 relating to securities borrowed transactions with affiliates.

The Company subleases office space to BNY and affiliates. The Company subleases office space from BNY and affiliates.

The Company provides certain management, administrative, and technical services to affiliates.

8. Related Party Transactions (continued)

The Company receives certain administrative support services from ConvergEx and affiliates. Included in accrued compensation and other liabilities on the statement of financial condition are payables of $81,382 to affiliates for miscellaneous expenses that the affiliates paid on behalf of the Company.

The Company receives certain administrative support services from BNY. Included in accrued compensation and other liabilities on the statement of financial condition are payables of $1,304,439, net of expenses paid by the Company on behalf of BNY, related to employee benefits and other miscellaneous expenses that BNY paid on behalf of the Company.

9. Subordinated Liabilities

The Company maintained two separate borrowings with BNY under subordinated agreements as follows:

1) $25,000,000 Floating rate subordinated note due 6/30/2007 (based on LIBOR plus 1.2%)

2) $75,000,000 Floating rate revolving term subordinated note due 4/30/2007 (based on LIBOR plus 1.2%).

These borrowings were repaid on September 26, 2006.

On September 29, 2006 the Company entered into a new subordinated agreement with BNY as follows:

1) $25,000,000 Floating rate revolving term subordinated note due 9/29/2010 (based on LIBOR plus 3.25%)

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. There were no amounts outstanding as of December 31, 2006.

10. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2006, the Company had net capital of $66,169,186 and its net capital requirement was $1,540,748. In accordance with the requirements of SEC Rule 15c3-3, the Company has segregated $41,858,935 of qualified cash in a special bank account for the benefit of customers, which was in excess of its required deposit of $6,536,076.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB"), as defined. The PAIB calculation is completed to allow each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2006 the Company had $62,148,526 of qualified cash on deposit in a Special Reserve Bank Account for PAIB, which was in excess of its required deposit of $57,038,648.

11. Commitments and Contingencies

The Company is obligated under non-cancelable operating leases to pay the following minimum rentals, which will be reduced by sublease rental payments due from affiliates.

	Lease Payments	Sublease Rentals Due	Net Lease Payments
Year:			
2007	$ 5,913,648	$ 2,448,904	$ 3,464,744
2008	5,853,078	2,469,843	3,383,235
2009	5,718,355	2,492,419	3,225,936
2010	5,748,795	2,551,517	3,197,278
2011	5,819,003	2,669,714	3,149,289
Thereafter	15,421,870	8,929,086	6,492,784
	$ 44,474,749	$21,561,483	$22,913,266

11. Commitments and Contingencies (continued)

The operating leases are subject to periodic escalation charges. The Company's operating leases expire on various dates between May 2008 and August 2015, and the subleases expire in July 2013 and August 2015.

12. Retirement Savings Plan

All employees of the Company are eligible to participate in the retirement savings plan of ConvergEx, which has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company is required to make annual contributions to the plan on behalf of its employees.

13. Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts.

In margin transactions, the Company extends credit to customers collateralized by cash and securities in their account. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the customers' financial condition and credit ratings. The Company seeks to control the risk associated with its customer margin transactions by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company also monitors

13. Off-Balance-Sheet Credit Risk (continued)

required margin levels daily and, pursuant to its guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

In the normal course of business, the Company obtains securities under securities borrowed, resale agreements, and custody agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2006, the Company obtained securities with a fair value of approximately $44,814,165 on such terms, for which $40,798,700 of collateral was given to counterparties. Securities with a fair value of approximately $36,396,719 have been either pledged or otherwise transferred to others to facilitate customer transactions.

Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", provides accounting and disclosure requirements for certain guarantees. In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2006.

ConvergEx and Eze Castle issued approximately $700 million of debt in conjunction with the Merger transaction. ConvergEx's membership interest in the Company was pledged as security against the debt.

END